                                                              Exhibit 99(c)(1)


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth the beneficial ownership of common stock by stockholders, if any, who own greater than 5 percent of the outstanding shares as of January 31, 1999, by Directors, by each of the executive officers whose compensation is disclosed in the Summary Compensation Table, and by all Directors and such executive officers as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.


                                        (2)                                        (3)
            (1)                       Name and                              Amount and Nature
       Title of Class                 Address                           of Beneficial Ownership**
      ------------------------------------------------------------------------------------------------------
                                                               Shared       Sole       Shared        Sole
                                                               Voting      Voting    Investment   Investment
                                                                Power       Power      Power        Power
      ------------------------------------------------------------------------------------------------------
           Common             Massachusetts Financial                     4,311,859               4,333,434
                                Services Company***
                                  500 Boylston St.
                               Boston, MA 02116-3741
      ------------------------------------------------------------------------------------------------------
           Common                  R. F. Albosta
      ------------------------------------------------------------------------------------------------------
           Common                   R. H. Beeby
      ------------------------------------------------------------------------------------------------------
           Common                   W. K. Cadman
      ------------------------------------------------------------------------------------------------------
           Common                 J. P. Heffernan
      ------------------------------------------------------------------------------------------------------
           Common                 K. L. Hendricks
      ------------------------------------------------------------------------------------------------------
           Common                  M. T. Hopkins
      ------------------------------------------------------------------------------------------------------
           Common                  J. B. Johnston
      ------------------------------------------------------------------------------------------------------
           Common                    M. Jozoff
      ------------------------------------------------------------------------------------------------------
           Common                   W. E. Lavery
      ------------------------------------------------------------------------------------------------------
           Common                    G. E. Mayo
      ------------------------------------------------------------------------------------------------------
           Common                   D. E. Olesen
      ------------------------------------------------------------------------------------------------------
           Common                O. G. Richard III
      ------------------------------------------------------------------------------------------------------
           Common                   W. R. Wilson
      ------------------------------------------------------------------------------------------------------
           Common                   C. G. Abbott
      ------------------------------------------------------------------------------------------------------
           Common                   R. R. Kaskel
      ------------------------------------------------------------------------------------------------------
           Common                 M. W. O'Donnell
      ------------------------------------------------------------------------------------------------------
           Common                 P. M. Schwolsky
      ------------------------------------------------------------------------------------------------------
           Common        All Executive Officers & Directors
                              (18 Persons) as a Group

                                      (3)
            (1)                Amount and Nature
       Title of Class      of Beneficial Ownership**
      ----------------  -------------------------------
                                             (4)
                             Total         Percent
                             Owned       of Classes
      ----------------  -------------------------------
           Common        4,333,434           5.2
      -----------------------------------------------------
           Common           15,500           *
      ----------------------------------------------------------
           Common        15,500(1)           *
      ---------------------------------------------------------------
           Common           15,500           *
      --------------------------------------------------------------------
           Common           18,500           *
      -------------------------------------------------------------------------
           Common           15,500           *
      ------------------------------------------------------------------------------
           Common           22,299.3270      *
      -----------------------------------------------------------------------------------
           Common           15,033.907       *
      ----------------------------------------------------------------------------------------
           Common           15,500           *
      ---------------------------------------------------------------------------------------------
           Common           15,650           *
      --------------------------------------------------------------------------------------------------
           Common           17,000           *
      ------------------------------------------------------------------------------------------------------
           Common           15,531.721       *
      ------------------------------------------------------------------------------------------------------
           Common          341,821.272(2)    *
      ------------------------------------------------------------------------------------------------------
           Common           23,000           *
      ------------------------------------------------------------------------------------------------------
           Common           48,181.559(3)    *
      ------------------------------------------------------------------------------------------------------
           Common              128.874       *
      ------------------------------------------------------------------------------------------------------
           Common           69,615.918(4)    *
      ------------------------------------------------------------------------------------------------------
           Common           56,498.704(5)    *
      ------------------------------------------------------------------------------------------------------
           Common          724,297.374(6)    *

  * Aggregate stock ownership (including exercisable options) as a percentage of class is less than 1 percent.

 ** Holdings reflect the June 1998 3-for-2 stock split in the form of a dividend
    ("Stock Split"). Includes an allocation of shares held by the Trustee of the Employees' Thrift Plan of Columbia Energy Group for the executive officers as of 12/31/98. Also includes currently exercisable options and those exercisable within 60 days. All holdings of the Directors, except Messrs. Johnston, Wilson and Richard and Ms. Hendricks, include beneficial ownership of 14,000 shares which may be acquired pursuant to stock options awarded under Long-Term Incentive Plan (LTIP). The holdings of Mr. Johnston and Ms. Hendricks include beneficial ownership of 5,000 shares, and of Mr. Wilson, 8,000 shares, which may be acquired pursuant to stock options awarded under the LTIP.

*** Information for this beneficial owner was obtained solely from owner's
    Schedule 13-G filed with the U.S. Securities and Exchange Commission.

(1) Includes beneficial ownership of 1,500 shares with shared investment power.

(2) Includes beneficial ownership of 278,935 shares which may be acquired pursuant to stock options awarded under LTIP.

(3) Includes beneficial ownership of 300 shares with shared voting and investment power. Includes beneficial ownership of 45,000 shares which may be acquired pursuant to stock options awarded under LTIP.

(4) Includes beneficial ownership of 62,160 shares which may be acquired pursuant to stock options awarded under LTIP.

(5) Includes beneficial ownership of 52,500 shares which may be acquired pursuant to stock options awarded under LTIP.

(6) Includes beneficial ownership of 586,095 shares which may be acquired pursuant to stock options awarded under LTIP.

                       STANDARD DIRECTORS' COMPENSATION*

         1998 DIRECTORS' COMPENSATION FOR BOARD AND COMMITTEE MEETINGS:

                                 Retainer   Meeting Fee   Chairman's Retainer
---------------------------------------------------------------------------------
                                     ($)         ($)               ($)
---------------------------------------------------------------------------------
  Board                           27,250       1,250                --
---------------------------------------------------------------------------------
  Audit                               --       1,000             3,000
---------------------------------------------------------------------------------
  Compensation                        --       1,000             3,000
---------------------------------------------------------------------------------
  Executive                        6,000         800                --
---------------------------------------------------------------------------------
  Finance                             --       1,000             3,000
---------------------------------------------------------------------------------
  Corporate Governance                --       1,000             3,000
---------------------------------------------------------------------------------

  * The nonemployee Directors are also eligible to receive nonqualified stock options pursuant to the Corporation's Long-Term Incentive Plan. If the Corporation's Total Shareholder Return performance, compared with its peers, is at the third quartile (above median), then nonemployee Directors receive options for 3,000 shares of common stock; at the fourth (top) quartile, options for 6,000 shares. If Total Shareholder Return performance is at or below the median, then the nonemployee Directors receive no options. The options vest one-third upon grant, one-third one year after grant, and one-third two years after grant, and they have a ten-year term. For 1998 performance, the Directors will receive options for 6,000 shares, granted and priced as of March 31, 1999. See the section entitled "1998 Executive Compensation Plan" for a discussion of the terms of the option grants.

No officer received any compensation for services as a Director while also serving as an officer of the Corporation.

The Corporation offers medical coverage to nonemployee Directors and pays the premium associated with their participation. The Corporation also reimburses them for the cost of Medicare Part B, if applicable. In addition, nonemployee Directors may elect to defer compensation for distribution at a later date. Deferred amounts will accrue interest at the prime rate or may be deferred into the Phantom Stock Plan for Outside Directors. Deferrals may be paid in a lump sum or in installments but will be automatically paid in a lump sum following certain specified changes in control of the Corporation.

Following its approval by the stockholders at the 1996 Annual Meeting, the Phantom Stock Plan for Outside Directors was established. All of the Directors except two (one of whom has since retired) elected to participate in the plan in lieu of participating in the Retirement Plan for Outside Directors. Participating directors received phantom shares of equivalent actuarial value under the Phantom Stock Plan for Outside Directors. The Retirement Plan for Outside Directors is not available for nonemployee Directors assuming office after April 1996; rather, they participate in the Phantom Stock Plan for Outside Directors, under which they receive 3,000 phantom shares upon being elected to the Board. Payment of cash benefits will commence upon termination of Board service or upon specified changes in control of the Corporation.

For the Director(s) remaining in the Retirement Plan, each nonemployee Director with a minimum of five years' service on the Board who retires after attaining age 65 or becoming disabled could receive annual retirement payments equal to the amount of the annual retainer for Board service at the time of retirement. Payments under the Retirement Plan will cease at the death of the Director unless the Director elected an actuarial equivalent option or, if death occurs before retirement but after eligibility is established, at the death of the surviving spouse. In the event of certain specified changes in control of the Corporation, a Director (regardless of years of service on the Board) could elect a lump sum payment equal to the present value of the retainer at the time of the election times the number of years of Board service, with a minimum of ten years.


                        1998 EXECUTIVE COMPENSATION PLAN

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Executive Compensation Report to Stockholders
--------------------------------------------------------------------------------

GENERAL - Through the Compensation Committee (the "Committee") of the Corporation's Board of Directors, the Board of Directors has developed an aggressive "PAY FOR PERFORMANCE" executive compensation philosophy and programs to implement that philosophy. Effective since 1996, these programs combine to form the basis of the total compensation plan for senior management of the Corporation and its subsidiaries (the "Group"), which is designed to focus management's attention on the Corporation's strategic business initiatives and financial performance objectives. The Committee believes that the design and execution of the executive compensation program implemented in 1996 continue to be critical to the Corporation's future success by FOCUSING MANAGEMENT'S ATTENTION on the competitive business environment through compensation awards largely based on COLUMBIA VALUE ADDED ("CVA") FINANCIAL PERFORMANCE MEASURES and SHAREHOLDER RETURN. CVA performance measures determine the real value of a particular investment by the extent the return on that investment exceeds the cost of the investment, including the cost of capital.

COMPENSATION PHILOSOPHY - The Board of Directors believes that total compensation is not only payment for services rendered to the Group, but also a means to provide a strong motivational vehicle for the achievement of key financial and strategic goals. The Group provides executives with the opportunity to increase their total compensation above base salary through annual and longer-term incentive compensation programs. Goals and objectives within the executive compensation program are established such that their achievement will result in added value to the Group over appropriate periods of time. This is how compensation is linked to corporate performance. To implement the pay for performance philosophy that the Group instituted in 1996, its executive compensation program is designed to:

     -- PLACE AT RISK significant amounts of the executives' total compensation.

     -- Base greater amounts of the executives' total compensation upon CREATING
        LONG-TERM VALUE FOR THE STOCKHOLDERS.

     -- TIE COMPENSATION MORE CLOSELY TO THE FORTUNES OF THE STOCKHOLDERS through the use of a combination of cash and STOCK-BASED INCENTIVE COMPENSATION PLANS.

     -- Emphasize the achievement of both short- and longer-term internal VALUE
        ADDED PERFORMANCE MEASURES as well as STOCKHOLDER RETURN EXPECTATIONS in relationship to peer companies.

     -- Provide total compensation rewards to executives in relation to the overall financial performance of the Corporation.

As a general matter, the executive compensation program is designed to provide base salary compensation levels that target the median of the marketplace in similar-sized energy and industrial companies; maintain equitable relationships among the compensation levels established for jobs within the Group; provide for the recognition of performance delivered year-to-year and over the long term; and ensure that appropriate controls are in place for compensation to be fully earned. Because of the Group's size and integrated nature, a number of well-known energy and general industry executive compensation surveys are utilized to determine competitive remuneration for executives. Most of the companies in the S&P Natural Gas Utility Index, which comprises the peer group as shown elsewhere in this Annual Proxy Statement, are included in one or more of these surveys. However, no single authoritative executive compensation survey currently covers all of the companies in the S&P Natural Gas Utility Index. The Committee uses independent compensation consulting firms to assist it in determining the competitiveness of the Group's compensation plans and programs. In 1998, two such firms, Hewitt Associates, LLC and Towers Perrin, were principally used.

IMPLEMENTATION OF PHILOSOPHY - The Group's executive compensation program is administered by the Committee. The Committee is composed of six independent, nonemployee Directors. As of December 31, 1998, the Group's executive total compensation program consisted of the following:

     1. Base Salary Program

     2. Annual Incentive Compensation Plan

     3. Long-Term Incentive Plan

     4. Other Arrangements

           1. Base Salary Program - A base salary is established for each executive position based on a comparison of compensation levels of similar positions in the external market. Competitive base salary levels are needed to attract and retain competent executives. Based on the energy and general industry compensation surveys referred to above, the base salary levels for the approximately 185 individuals comprising the executive and key employee group presently approximate the median for similar groups with corporations of similar size and complexity. At the minimum opportunity levels for earning Annual Incentive Compensation Plan and Long-Term Incentive Plan awards, the executive compensation program is designed to deliver 40 to 54 percent of total compensation in the form of base pay, dependent upon the executive's level in the executive compensation program. At the maximum opportunity levels, base pay represents 28 to 43 percent of an executive's compensation. In keeping with the philosophy of placing more compensation at risk and of targeting base salary at market levels, increases to base salary generally are made only in cases of promotions or marketplace equity adjustments, if individual performance warrants. The Corporation is currently working with an outside consultant to examine the compensation levels of all positions in the executive compensation program.

           2. Annual Incentive Compensation Plan - This plan, which was amended, restated and re-implemented effective January 1, 1996, provides the opportunity for payment of cash awards to key employees for attainment of specific goals which contribute directly to the present and future financial health of the Group. Awards for 1998 performance, granted in 1999 after financial results for 1998 were final, are reflected in the Summary Compensation Table and in the Executive Compensation Report subsection entitled "1998 Chief Executive Officer's Pay." The award opportunities for 1998 ranged from zero to 75 percent of an individual's annual base salary at target level performance, which depends upon the achievement of CVA financial goals and the individual's level of responsibility within the organization, along with an assessment of the individual's ability to contribute directly to the financial performance of the Group. Additional amounts can be awarded should financial performance exceed the target level and, in certain circumstances, should the individual exceed his or her personal performance goals.

              On February 17, 1999, in accordance with the Corporation's "pay for performance" philosophy, the Committee awarded cash awards in recognition of the Corporation's exceeding threshold CVA goals, financial performance compared to peer companies and for meeting specific business unit targets and based on 1998 individual employee performance. Awards were granted at various levels. The average award represented 24% of the average base salary of all executives receiving Annual Incentive Compensation Plan awards, excluding Mr. Richard, the Chairman, President and Chief Executive Officer ("CEO") of the Corporation.

           3. Long-Term Incentive Plan - The executive compensation program also includes a component to bring special attention to the important area of stockholder return. The Long-Term Incentive Plan provides long-term incentives to officers and other key employees of Group companies through the granting of incentive stock options, nonqualified stock options, stock appreciation rights, contingent stock awards, restricted stock awards, and/or any award in other forms that the Committee may deem appropriate, consistent with the plan's purpose. For most option awards, the Corporation's Total Shareholder Return performance (stock price appreciation plus dividend accruals) has been compared to the peer group of companies included in the S&P Natural Gas Utility Index as included elsewhere in this Annual Proxy Statement. For most option awards for 1998, the Committee provided awards as a result of the Corporation's Total Shareholder Return exceeding the median Total Shareholder Return of the companies which comprise this peer group (excluding the Corporation). Dependent upon each employee's position, individual performance, and the Corporation's Total Shareholder Return, options for 3,000 to 40,000 shares may be awarded for performance at the third quartile (target, or above median), while options for 6,000 to 60,000 shares may be awarded for performance at the fourth quartile (stretch, or top quartile). Additional amounts can be awarded should an individual exceed his or her personal performance goals or if circumstances otherwise warrant. Option awards to key employees may be made for reasons other than Total Shareholder Return, subject to the discretion of the Committee. The purchase price per share of stock deliverable upon the exercise of a non-qualified stock option is 100 percent of the fair market value of the stock on the date of grant. The price of options issued under the plan is credited with dividend equivalents. Such credits may be made directly through a reduction in the purchase price of stock subject to options. Alternatively, at the discretion of the Committee, dividend equivalent credits may be provided indirectly, for example through the establishment of an unsecured, unfunded bookkeeping "account" that would track dividends declared on the stock subject to options and that would be paid in cash to an optionee upon the exercise of an option or, in certain circumstances, upon expiration of the option. The amount of dividend equivalent credits may not exceed the option purchase price less par value. The Long-Term Incentive Plan was approved by the stockholders of the Corporation on April 26, 1996, and the plan became effective as of February 21, 1996. Subject to shareholder approval, the plan was amended and restated on November 18, 1998 and further amended on February 17, 1999. Awards made in 1999 for 1998 performance are reflected in the Options Table elsewhere in this Proxy Statement as well as the subsection of this report entitled "1998 Chief Executive Officer's Pay."

              On February 22, 1999, the Committee awarded options for 1,444,700 shares (excluding Mr. Richard) of the Corporation's stock in the form of nonqualified stock options for 1998 Total Shareholder Return performance at the stretch level, with individual performance bearing on the number delivered to employees. Key employees who were granted non-qualified stock options received an average for 6,597 shares.

           4. Other Arrangements - Mr. Richard, Mr. Schwolsky, Senior Vice President and Chief Legal Officer of the Corporation, Ms. Abbott, Chief Executive Officer and President of Columbia Gas Transmission Corporation and Chief Executive Officer of Columbia Gulf Transmission Company, and Mr. Kaskel, Senior Vice President of the Columbia Energy Group Service Corporation, were granted employment agreements upon hire. For a more detailed description of the agreements, please see "Employment Agreements" elsewhere in this Proxy Statement.

DEDUCTIBILITY OF COMPENSATION - The Committee has reviewed the potential impact on the Group of Section 162(m) of the IRC, which imposes a limit on tax deductions that the Group may claim for annual compensation in excess of one million dollars paid to any of the CEO and the four other most highly compensated executive officers. The Committee has determined that under current compensation arrangements, the impact of Section 162(m) on the Group would be limited and, therefore, has decided not to take any action at this time to meet the requirements for a deduction.

EVALUATION PROCESS - Each year, the Board of Directors of the Corporation reviews and approves strategic business and financial plans for the Corporation and each of its subsidiaries. In addition to various business strategies, these plans include specific financial goals such as CVA or other measures to evaluate whether stockholder value has increased. The goals set forth in these strategic plans are the bases for evaluating the performance of the CEO of the Corporation and other senior executives whose compensation falls under the direct purview of the Committee. Attainment of meaningful strategic goals over reasonable time periods increases value to stockholders, and the increased compensation opportunities for executives are directly linked to the attainment of these goals.

1998 CHIEF EXECUTIVE OFFICER'S PAY

BASE SALARY - When Mr. Richard was hired as CEO in 1995, the Corporation entered into an employment agreement with Mr. Richard that provides a base salary of $750,000 per year, subject to such increases as may be approved by the Board. As noted above, in keeping with the philosophy of placing more compensation at risk and of targeting base salary at market levels, increases to base salary for the executive group generally are made only in cases of promotions or marketplace equity adjustments. For those reasons, the Board approved no increases to Mr. Richard's base salary in 1998 or 1997.

ANNUAL INCENTIVE COMPENSATION PLAN - On February 17, 1999, in accordance with the Corporation's "pay for performance" compensation philosophy, the Committee approved a cash award for Mr. Richard of $295,300 under the Annual Incentive Compensation Plan in recognition of personal accomplishments and achievement of 1998 threshold financial performance.

LONG-TERM INCENTIVE PLAN - On May 20, 1996, Mr. Richard received a grant of 29,785 shares (44,677 post-stock split shares) of restricted stock under his amended employment agreement. To provide an additional incentive to Mr. Richard to continue his employment with the Corporation, the amended employment agreement provides that only 20 percent of such restricted stock vests each year, with the second 20 percent having vested on January 4, 1998. On February 22, 1999, based on 1998 Total Shareholder Return performance at the fourth (top) quartile and individual performance, the Committee awarded Mr. Richard, under the Long-Term Incentive Plan, a grant of nonqualified stock options to purchase 60,000 shares of common stock at a price of $49.59375 per share, with one-third vesting on the first anniversary of grant, one-third on the second anniversary of grant, and one-third on the third anniversary of grant. The awards are included in the Options Table.


                         BY THE COMPENSATION COMMITTEE:



  Gerald E. Mayo, Chairman  James P. Heffernan
  Robert H. Beeby           Malcolm T. Hopkins
  Wilson K. Cadman          Malcolm Jozoff



                             EMPLOYMENT AGREEMENTS

As discussed in the Executive Compensation Report of the Compensation Committee elsewhere in this Proxy, in order to secure his services, the Corporation entered into an employment agreement in 1995 (amended in 1996) with Mr. Richard for the position of Chairman, President and Chief Executive Officer of the Corporation. In addition to salary, bonus, awards of options, contingent stock and restricted stock and other matters, Mr. Richard's amended employment agreement provides for severance benefits to be paid to Mr. Richard in the event his employment is terminated without cause. The severance benefits would include payment of Mr. Richard's annual base salary, incentive compensation and fringe benefits for a period of 24 months. If Mr. Richard's employment is terminated due to a change in control of the Corporation (as defined in the agreement), the period of severance benefits is extended from 24 to 36 months, but the amount that may be paid to Mr. Richard, which would constitute "parachute payments" under the IRC, will be limited to the extent necessary to avoid the imposition of an excise tax under the IRC. Upon retirement Mr. Richard may receive supplemental pension payments to make up the difference, if any, between the Group's pension benefits and those Mr. Richard would have received from his previous employer.

The Corporation also entered into an employment agreement with Mr. Schwolsky in 1995 to secure his services as Senior Vice President and Chief Legal Officer of the Corporation. In addition to stock-based grants that were made in 1995, the employment agreement with Mr. Schwolsky provides a base salary of $285,000 per year, subject to such increases as may be approved by the Board. Besides being eligible to participate in all incentive compensation plans and employee benefit programs provided to other senior executives of the Group, upon retirement Mr. Schwolsky may receive supplemental pension payments to make up the difference, if any, between the Group's pension benefits and those Mr. Schwolsky would have received from his previous employer. The employment agreement further provides for severance benefits to be paid to Mr. Schwolsky in the event his employment is terminated without cause. The severance benefits would include payment of Mr. Schwolsky's annual base salary, incentive compensation and fringe benefits for a period of 24 months. If Mr. Schwolsky's employment is terminated due to a change in control of the Corporation (as defined in the agreement), the period of severance benefits is extended from 24 to 36 months, but the amount that may be paid to Mr. Schwolsky, which would constitute "parachute payments" under the IRC, will be limited to the extent necessary to avoid the imposition of an excise tax under the IRC.

The Corporation entered into an employment agreement in 1996 with Ms. Abbott to secure her services as Chief Executive Officer of its transmission subsidiaries. In addition to a grant of stock made in 1996, the employment agreement with Ms. Abbott provides for a base salary of $325,000 per year, subject to such increases as may be approved by the Board. The agreement also provides that Ms. Abbott is eligible to participate in all employee benefit programs provided to other transmission company executives and in all incentive compensation programs of the transmission companies appropriate for her status. The employment agreement further provides for severance benefits to be paid to Ms. Abbott in the event her employment is terminated without cause. The severance benefits would include payment of Ms. Abbott's annual base salary, incentive compensation and fringe benefits for a period of 24 months. If Ms. Abbott's employment is terminated due to a change in control of the Corporation (as defined in the agreement), the period of severance benefits is extended from 24 to 36 months, but the amount that may be paid to Ms. Abbott, which would constitute "parachute payments" under the IRC, will be limited to the extent necessary to avoid the imposition of an excise tax under the IRC.

On March 31, 1997, the Corporation entered into an employment agreement with Mr. Kaskel to secure his services as Senior Vice President of the Columbia Energy Group Service Corporation. The agreement provided for a base salary of $280,000 per year and a signing bonus of $75,000 payable at the end of the first year of employment. The agreement also provided that Mr. Kaskel was eligible to participate in benefits programs and all incentive compensation programs provided to other company executives. In addition, Mr. Kaskel was participating in a performance share award compensation feature under the Long-Term Incentive Plan. This offered the opportunity for Mr. Kaskel to earn an award of up to 20,000 shares of the Corporation's common stock, depending on the level of achievement at the end of a five-year performance period. The predetermined performance measures to be used were Total Operating Income and Total Return On Invested Capital for all subsidiaries for which he had profit and loss responsibility. No award was to be paid for performance falling below the threshold level during the five-year performance period. An early payout of the entire 20,000 shares could occur if, as measured at the end of any fiscal year prior to the end of the five-year period, the stretch performance levels were achieved for both measures. The agreement also provided that should Mr. Kaskel's employment be terminated for any reason prior to the end of the five-year performance period, an assessment would be made of his actual achievements to date of termination in relationship to the financial measures governing the performance share feature, and he may have received a pro-rata award. Mr. Kaskel resigned from his employment effective August 31, 1998, and no shares of common stock were granted under the performance share feature.


         4. APPROVAL OF AMENDMENTS TO THE 1996 LONG-TERM INCENTIVE PLAN

The Board of Directors recommends that the stockholders vote FOR Proposal Four, which is approval of amendments to the 1996 Long-Term Incentive Plan. The proposed amendments to the Long-Term Incentive Plan require the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote thereon. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will be treated as shares not entitled to vote, will not be included in the calculation of the number of votes constituting a majority of shares present and entitled to vote, and will have no effect on this proposal.

The 1996 Long-Term Incentive Plan (the "LTIP") was approved by the Corporation's stockholders at the 1996 Annual Meeting of Stockholders. On November 18, 1998 and February 17, 1999, the Board of Directors approved amendments to the LTIP, subject to the approval of the Corporation's stockholders. The November 1998 amendments to the LTIP would be effective as of February 1, 1999 and the February 1999 amendment would be effective as of May 19, 1999, upon approval by a vote of the holders of a majority of the common stock of the Corporation present or represented and entitled to vote at the Annual Meeting. The following general description of the LTIP and the proposed amendments is qualified in its entirety by reference to Exhibit A, annexed hereto, which consists of a copy of the proposed amended and restated LTIP, incorporating the proposed amendments.

Key features of the proposed amendments include:

     - A prohibition against the repricing of stock options;

     - A reduction in contingent and restricted stock awards (currently 20 percent) and other types of awards not specifically identified in the LTIP but permitted by Paragraph 7 thereof (currently unlimited as to percentage) to five percent of the shares available under the LTIP;

     - An increase of 3,785,000 shares (less than five percent of the outstanding shares of the Corporation's common stock authorized for awards under the LTIP);

     - Revision to certain vesting and exercise provisions for options and stock appreciation rights to prevent a forfeiture for participants terminating service due to death, retirement or disability;

     - A change in the timing of nonemployee director stock option awards to coincide with the grant date of employee awards; and

     - Removal of references to and requirements of the old Section 16 rules.

The purpose of the LTIP is to provide long-term incentives to those officers and key employees ("Employees") who, in the opinion of the Compensation Committee of the Board (the "Committee"), make, or may make, substantial contributions to the Corporation through their ability and efforts, and to members of the Board who are not employees ("Outside Directors"). A total of 3,000,000 shares of the Corporation's common stock originally was authorized for issuance under the LTIP, subject to adjustment to prevent dilution or enlargement of rights under the LTIP. No participant may be awarded more than 20 percent of the total number of shares authorized for issuance. No award may be granted more than ten years after the original effective date, and the LTIP will terminate after all awards have been satisfied. In addition, the Corporation may terminate the LTIP at any time, provided that full and equitable compensation is made with respect to outstanding awards. Although the Committee will determine which positions have the potential to make a substantial contribution to the Corporation, it is currently contemplated that approximately 180 Employees will be considered eligible under the LTIP. Awards may take several forms: incentive stock options ("ISOs"), nonqualified stock options, stock appreciation rights, contingent stock awards, restricted stock awards or any award in other forms that the Committee may in its discretion deem appropriate, but in any event which are consistent with the LTIP's purpose, including any combination of the foregoing. Employees would be eligible to receive any form of award permitted under the LTIP. Outside Directors would be eligible only for options which do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "IRC") (stock options not qualifying as ISOs hereinafter called "NQOs") according to the formula set forth in the LTIP, as described below.

PLAN ADMINISTRATION

The LTIP is administered by the Committee. The Board of Directors may suspend, terminate or amend the LTIP at any time but may not adopt any amendment that would (i) materially increase the benefits accruing to participants, (ii) materially increase the maximum number of shares issued under the LTIP, subject to equitable adjustment as described below, (iii) materially modify the LTIP's eligibility requirements, or (iv) change the basis on which awards are granted to Outside Directors. In the event of any change affecting the number of outstanding shares of the Corporation, by reason of any stock dividend, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, the Committee shall make an equitable adjustment in the aggregate number of shares or awards outstanding or that may be issued under the LTIP. The termination or any modification or amendment of the LTIP may not, without a participant's consent, affect rights under an award previously granted. Nevertheless, the Corporation may terminate the LTIP at any time provided that full and equitable compensation is made to participants with respect to awards previously granted.

With respect to Outside Directors, the LTIP is intended to be self-governing. To this end, and except as specified therein with respect to ministerial matters, the Committee generally has no discretionary authority over any transaction under the LTIP with regard to Outside Directors.

OPTIONS

Options to purchase the Corporation's common stock may be awarded under the LTIP as either ISOs or NQOs. The price at which shares of common stock may be purchased upon exercise of an ISO shall be not less than 100 percent of the fair market value of the stock on the date the option is granted. The exercise price on an NQO will be 100 percent of the fair market value as of the date the option is granted, to be reduced by cumulative dividends paid on the Corporation's common stock while the NQO is outstanding and unexercised. Alternatively, dividend equivalent credits may, at the discretion of the Committee, be provided indirectly, for example through the establishment of an unsecured, unfunded bookkeeping "account" that would track dividends declared on the stock subject to options and that would be paid in cash to an optionee upon the exercise of an option or, in certain circumstances, upon expiration of the option. The amount of dividend equivalent credits may not exceed the option purchase price less par value. The fair market value of shares under an individual's ISO first exercisable in any one calendar year will not exceed $100,000.

Options must be exercised within ten years of grant. The amount of awards to each participant will be based upon the evaluation of his/her position and an evaluation of the Corporation's Total Shareholder Return (defined as market appreciation and dividends in a fiscal year) as compared to a group of peer companies. Awards to Employees may be made for reasons other than Total Shareholder Return performance subject to the discretion of the Committee. Payment in full of the exercise price must be made upon the exercise of a stock option.

NQO awards to Outside Directors shall be made if the Corporation's Total Shareholder Return for a fiscal year exceeds the median of the Total Shareholder Return for the group of peer companies utilized for comparison purposes in the Corporation's Annual Proxy Statement. If the Corporation's Total Shareholder Return falls in the third (above median) quartile of the peer group, then options shall be granted to each Outside Director to purchase 3,000 shares of common stock. If the Corporation's Total Shareholder Return falls in the fourth
(top) quartile of the peer group, then options shall be granted to each Outside Director to purchase 6,000 shares of common stock. No stock option awards can be made to Outside Directors if the Total Shareholder Return is at or below the median of the group for a calendar year.

Currently, NQOs for Outside Directors, if any, would be granted effective as of 90 days after the close of the Corporation's fiscal year for Total Shareholder Return performance for the preceding fiscal year. Grants to Outside Directors would vest one-third upon the date of the grant, one-third upon the first anniversary of the grant and one-third upon the second anniversary of the grant. The purchase price per share of stock for Outside Directors' awards would be 100 percent of the fair market value of the stock on the day the option is granted. For awards to Outside Directors, "fair market value" means the average of the high and low sales prices per share of the Corporation's common stock on The New York Stock Exchange as reported in The Wall Street Journal for such date.

Currently, upon termination of employment due to death, disability or retirement, vested options may be exercised within 24 months of such event except that ISOs generally must be exercised within one year in the case of disability or three months in the case of retirement. If termination occurs for any other reason, all options must be exercised within three months after termination to the extent such options are exercisable at termination. Upon a "change in control" as defined in the LTIP, all options automatically vest.

STOCK APPRECIATION RIGHTS

Under the LTIP, NQOs may, but need not, be accompanied by stock appreciation rights ("SARs"). SARs entitle the recipient to elect to surrender the option and receive shares of common stock, cash, or a combination thereof in an amount equal in value to the excess of the aggregate fair market value of the shares with respect to which the SAR is exercised, based on the closing price as of the exercise date, over the grant price of such shares. The initial grant price on a SAR will be 100 percent of the fair market value as of the date the option is granted, but the agreement reflecting the SAR may provide that the grant price may be reduced by cumulative dividends paid on the Corporation's common stock while the SAR is outstanding and unexercised. A SAR is subject to all other terms and conditions of the option to which it relates.

CONTINGENT OR RESTRICTED STOCK

The LTIP also provides for the award to Employees of the right to receive shares of common stock, subject to certain restrictions or contingencies, either in the form of a contingent stock award or a restricted stock award. Shares awarded as a contingent stock award will not be issued in the name of the recipient, and the recipient shall not have the rights of a stockholder until all contingencies expire. Shares issued as a restricted stock award will be issued in the name of the recipient, and the recipient shall have all the rights of a stockholder for all such shares, although (1) either the recipient shall not receive possession of the shares until all restrictions on such shares lapse, or (2) if the recipient receives possession, the shares will contain a legend as to their restricted status. The amounts, terms and conditions of an individual award will vary in response to business objectives as determined by the Committee. A recipient will forfeit his/her awards upon termination of employment unless otherwise provided by the award agreement or the Committee.

If a participant's salary is continued following termination of employment through an employment agreement, severance program or comparable arrangement, the restrictions or contingencies on any awards which could have lapsed during such salary continuation period will be deemed to have lapsed, and such shares of stock shall be delivered to the participant or his or her legal representative no later than the expiration of the salary continuation period. Upon a "change in control" as defined in the LTIP, contingent stock awards and restricted stock awards will automatically vest, and all restrictions and contingencies will be assumed to have been satisfied.

TRANSFERABILITY

Generally, awards to Employees under the LTIP are non-transferable except by will or in accordance with the laws of descent and distribution; however, NQOs granted to Outside Directors are transferable by gift to immediate family members or to a trust for their benefit. In addition, the Committee has the discretion to permit the same limited transfer for Employee NQOs. During the life of the participant or transferee, awards may be exercised only by such participant or transferee (as applicable), and the Committee may permit a participant to designate a beneficiary to exercise or receive any rights that may exist upon the participant's death.

FEDERAL TAX CONSEQUENCES

Under present federal income tax law, the Corporation believes that the award of a stock option or SAR generally creates no federal income tax consequences for the recipient or the Corporation. In general, the optionee has no federal taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Corporation receives no deduction when an ISO is exercised (provided certain requirements applicable to ISOs are satisfied). Upon exercising an NQO, the recipient must recognize ordinary income equal to the difference between the exercise price and the fair market value of the stock on the date of exercise, and the Corporation will generally be entitled to a deduction for the same amount. Generally, there are no federal income tax consequences to the Corporation in connection with a disposition of shares acquired under an option except that the Corporation may be entitled to a deduction in the case of a disposition of shares acquired under an ISO before the applicable ISO holding period has been satisfied.

The preceding discussion is only a general summary of certain federal income tax consequences arising from participation in the LTIP and should not be used for a determination of an individual's unique tax situation. It is suggested that the individual consult with a tax advisor regarding the applicability of federal, state and local tax laws to his/her particular situation.

PROPOSED AMENDMENTS TO 1996 LTIP

Since the 1996 LTIP was adopted, the Corporation has consistently exceeded the median of its peer group in terms of Total Shareholder Return performance so that stock option awards have been made to key employees and Outside Directors each year. As a result, the number of shares of common stock available for awards under the LTIP needs to be increased so that the Corporation will be able to continue to attract and retain competent executives who have been largely responsible for the Corporation's success. The 1996 LTIP had 3,000,000 shares of common stock available for awards. Pursuant to the terms of the LTIP, in November 1998 the Board of Directors approved an increase of 300,000 in the number of shares available for issuance under the LTIP in order to ensure that there would be sufficient shares to make stock option awards in February 1999 for 1998 Total Shareholder Return performance. The LTIP currently has virtually no shares remaining for issuance of awards. Therefore, the Board of Directors recommends that the stockholders approve an additional 3,785,000 shares of common stock, or less than five percent of the Corporation's outstanding shares, to be available for issuance under the LTIP. If the amendment is approved, the aggregate number of shares subject to the LTIP (issued and unissued) would be 8,585,000. (This aggregate number reflects equitable adjustments made pursuant to the terms of the LTIP for the Corporation's June 1998 3-for-2 stock split in the form of a dividend.)

Based on results of a survey of other companies' plans and in order to make the LTIP competitive with other companies so as to be able to attract and retain competent executives, the Board of Directors also recommends that the LTIP be amended to provide immediate vesting of stock options and SARs in the event of a participant's death and continued vesting on the normal schedule upon termination due to retirement and disability. The Corporation's outside compensation consultants surveyed other companies' stock option exercise practices following a participant's termination due to retirement or disability. Currently, the LTIP provides for a participant to exercise options for a period of up to 24 months following such termination. The survey indicated that an exercise period of up to 36 months would be more appropriate in such circumstances. Therefore, the proposed amendments to the LTIP would provide for an exercise period of up to 36 months for stock options and any associated SARs following termination due to retirement or disability.

The Board of Directors recommends additional amendments to the LTIP. First, the proposed amendments would add a provision explicitly stating the Corporation's practice to date against repricing stock options. Second, the proposed amendments would reduce the available number of contingent, restricted and other types of other awards not specifically identified in the LTIP (but permitted by Paragraph 7) from 20 percent (which currently applies only to contingent and restricted stock) to an aggregate of five percent for contingent and restricted stock as well as other permissible types of awards not specifically identified in the LTIP which may be awarded after the effective date of the amendments. Third, the proposed amendments would change the timing of the issuance, if any, of Outside Directors' NQOs to coincide with the date of grant of employees' annual stock option awards, if any. If no stock option awards are made to employees but the Corporation's Total Shareholder Return performance compared with its peers is above the median, then in keeping with the intent that the provisions of the Plan pertaining to Outside Directors' awards are meant to be self-governing, the Outside Directors' stock option awards would be granted 90 days after the end of the Corporation's fiscal year.

Finally, the Board of Directors recommends that the LTIP be amended to remove references to and requirements of the former Section 16 rules promulgated by the U.S. Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, which rules were in place when the LTIP was established. Because the rules have since been amended, the proposed amendments would update the LTIP with respect to those rules, including removal of the requirement that recipients of stock options and SARs hold their awards for six months before exercising.

The market value of the stock as of March 15, 1999 was $53 7/8 per share of common stock.

Based on the LTIP's plan design, options for approximately 280,000 shares are expected to be issued to Outside Directors over the remaining life of the LTIP. For officers and key employees, while the benefits to be granted for 1999 and future years have not yet been determined by the Compensation Committee, the following table shows the benefits awarded for 1998 under the 1996 LTIP:


                               NEW PLAN BENEFITS
                 Amended and Restated Long-Term Incentive Plan


                     NAME AND POSITION                        DOLLAR VALUE($)(1)    NUMBER OF UNITS(2)
------------------------------------------------------------------------------------------------------


  O. G. RICHARD III
  Chairman, President & CEO                                          --                    60,000
------------------------------------------------------------------------------------------------------
  M. W. O'DONNELL
  Senior Vice President & Chief Financial Officer                    --                    25,000
------------------------------------------------------------------------------------------------------
  P. M. SCHWOLSKY
  Senior Vice President & Chief Legal Officer                        --                    25,000
------------------------------------------------------------------------------------------------------
  C. G. ABBOTT
  CEO of Corporation's Gas Transmission Segment                      --                    25,000
------------------------------------------------------------------------------------------------------
  R. R. KASKEL
  Senior Vice President, Columbia Energy Group Service
  Corporation                                                        --                       -0-
------------------------------------------------------------------------------------------------------
  Executive Group (6 persons including those named above)            --                   143,000
------------------------------------------------------------------------------------------------------
  Non-Executive Director Group                                       --                    72,000
------------------------------------------------------------------------------------------------------
  Non-Executive Officer Employee Group                               --                 1,361,700


-------------------------

(1) All options were granted at the fair market value of the Corporation's common stock on the date of grant.

(2) All the awards under the LTIP granted for 1998 were nonqualified stock options for shares of the Corporation's common stock.

While future awards of stock options are not determinable, to date options have been awarded under the LTIP as follows: O. G. Richard III, Chairman, President & CEO, 390,000; M. W. O'Donnell, Senior Vice President & Chief Financial Officer, 85,000; P. M. Schwolsky, Senior Vice President & Chief Legal Officer, 85,000; C.
G. Abbott, CEO of Corporation's Gas Transmission Segment, 85,000; R. R. Kaskel, Senior Vice President, Columbia Energy Group Service Corporation, 10,500 (forfeited upon resignation of employment); all current executive officers as a group, 674,000; all current directors who are not executive officers as a group, 216,000; nominees for election as a director, namely R. H. Beeby, 19,500, M. T. Hopkins, 19,500, W. E. Lavery, 19,500, and O. G. Richard III, 390,000; and all employees, including all current officers who are not executive officers, as a group, 3,837,475. The options granted have a ten-year term; have an exercise price of fair market value as of the date of grant; and vest one-third upon the first anniversary of grant, and one-third on each of the second and third anniversaries of grant (for employees), or one-third on the date of grant and one-third upon the first and second anniversaries of grant (for Outside Directors).

UNLESS THEY ARE DIRECTED OTHERWISE BY STOCKHOLDERS, THE PROXIES INTEND TO VOTE FOR PROPOSAL FOUR.


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